Exhibit 99.4

February 22, 2018

TSX Venture Exchange

British Columbia Securities Commission

Alberta Securities Commission

Davidson & Company LLP

1200-609 Granville Street

Vancouver, BC V7Y 1G6

Vanc Pharmaceuticals Inc.

Suite 1128 -789 West Pender Street

Vancouver, BC V6C 1H2

Dear Sirs/Mesdames:

Re: Vanc Pharmaceuticals Inc. (the “Company”) Notice of Change of Auditor Pursuant to National Instrument 51-102

We have read the statements made by the Company in its Notice of Change of Auditor dated February 22, 2018 (the “Notice”), which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102. We agree with the statements set out in the Notice, though we advise that we have no basis to agree or disagree with the comments in the Notice relating to Davidson & Company LLP, Chartered Professional Accountants.

Yours truly,

Adam Sung Kim Ltd., Chartered Professional Accountant